June 13, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:  JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes an Information Statement/Prospectus and a Statement of Additional Information relating to the merger of the JNL/Mellon Capital NYSE® International Fund, a portfolio of JNL Variable Fund LLC, into the JNL/Mellon Capital International Index Fund, a series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on July 15, 2014.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (517) 367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

Enclosure